Financial Certification

I, _Cara DesJardins_ certify that:

1) The financial statements of C.A.S Handmade inc included in this Form are true and complete in all material respects; and

2) The tax return information of C.A.S Handmade inc included in this Form reflects accurately the information reported on the tax return for C.A.S Handmade inc filed for the fiscal year ended 12/31/2016.



Signature
CEO